Organization Indirect Owners

Organization CRD Number: 19714　　　　　　　　**Organization Name: BARCLAYS CAPITAL INC.**

Organization SEC Number: 8-41342　　　　　　　**Applicant Name: BARCLAYS CAPITAL INC.**

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Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BARCLAYS BANK PLC	Foreign Entity	BARCLAYS US HOLDINGS LIMITED	SOLE SHAREHOLDER	09/2020	75% or more	Y	Y	13-4942190
BARCLAYS US HOLDINGS LIMITED	Foreign Entity	BARCLAYS US LLC	SOLE SHARE HOLDER	09/2020	75% or more	Y	N	98-1360124
BARCLAYS PLC	Foreign Entity	BARCLAYS BANK PLC	SOLE SHAREHOLDER	01/1985	75% or more	Y	Y	FOREIGN
BARCLAYS US LLC	Domestic Entity	BARCLAYS GROUP US INC.	SOLE SHAREHOLDER	04/2016	75% or more	Y	N	47-3808943

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